

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2012

<u>Via E-mail</u>
Mr. Justin W. Yorke
Chief Executive Officer
JMG Exploration, Inc.
180 South Lake Ave., Seventh Floor
Pasadena, CA 91101

> **Re:** **JMG Exploration, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 28, 2012**
> **File No. 1-32438**

Dear Mr. Yorke:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.	Based on the information which appears in your filing, it is unclear why you believe that you may file a preliminary information statement rather than a preliminary proxy statement for the purposes you describe. For example, it is unclear that there are sufficient outstanding shares held by those who "will vote to approve" the referenced actions to constitute more than 50% of the currently outstanding shares. Please provide a detailed response in which you explain why you may file on PRE14C, disclosing the number of holders who consented, when they consented, and how many shares they held at the time the written consents were obtained. In the alternative, explain the basis for your belief that such holders will consent at some future date, and provide the particulars.

2. It is unclear why as of the "Record Date," there are 5,458,405 shares outstanding, you will be issuing a total of 16,997,388 shares to complete the Merger, and after giving effect to the issuance, there will be a total of 19,726,603 shares outstanding. Please revise to explain how these three totals can all be correct.

3. Please disclose the level of stockholder approval required under Nevada law to approve the proposed amendment to your articles of incorporation.

4. We note your disclosure on page 3 that you anticipate that the proposed amendment will be approved by holders of a majority of your outstanding shares of common stock and by holders of a majority of your outstanding shares of Class M Preferred Stock. It appears that you are trying to approve the share increase, name change, and reverse stock split assuming that, for purposes of securing stockholder approval, the holders of the Class M Preferred already own the additional shares which have not yet been authorized nor issued. Please explain to us your or your counsel's basis under applicable state law for concluding that this is permissible.

5. Please furnish the information required by Items 11, 13, and 14 of Schedule 14A. See Item 1 of Schedule 14C and Note A to Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management, page 4

6. To facilitate clarity, please provide an additional table which includes beneficial ownership information assuming that the actions contemplated by the proposed amendment have not yet taken place.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or, in her absence, Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director